October 10, 2024

Allen J. Mistysyn
Senior Vice President     Finance and Chief Financial Officer
The Sherwin-Williams Company
101 West Prospect Avenue
Cleveland, Ohio 44115-1075

       Re: The Sherwin-Williams Company
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-04851
Dear Allen J. Mistysyn:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services